April 30, 2012

Katherine Hsu Office Chief Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC
Registration Statement on Form S-3
Filed February 7, 2012
File No. 333-179413

Dear Ms. Hsu:

We are counsel to Barclays Commercial Mortgage Securities LLC (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated March 2, 2012 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement.  We have discussed the comments contained in the Comment Letter with various representatives of the Registrant, and the Registrant’s responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are two copies of Amendment No. 1, both of which have been marked to show changes implemented in response to the request of the Staff in the Comment Letter.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant’s response.  References to page numbers in Amendment No. 1 are to the marked versions.

Anna H. Glick   Tel +1 212 504 6309   Fax +1 212 504 6666   anna.glick@cwt.com

Katherine Hsu
April 30, 2012

Form of Prospectus Supplement, page S-6

1.
We note your statement in the third paragraph that “[t]he information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement.”  This statement is inappropriate given your Item 512(a) undertakings.  Revise to delete the noted language throughout your prospectus or advise as appropriate.

The Staff’s requested change has been made. See page S-6 of the Prospectus Supplement.

Risk Factors, page S-40

Ongoing Information, page S-43

2.
We note your statement that the primary source of ongoing information regarding the offered certificates will be the periodic reports delivered to the investor.  Please revise this language in light of the fact that ongoing SEC reports under the Exchange Act must be filed with the SEC until the duty to file annual and other reports pursuant to section 15(d) of the Act is permitted to be suspended.  Refer to Rule 15d-22(b) under the Exchange Act and SEC Release No. 34-6519 (published on August 17, 2011).

The Staff’s requested change has been made. See page S-43 of the Prospectus Supplement.

Base Prospectus, page 4

3.
In the second bulleted paragraph, you state that the prospectus supplement for a series of certificates will include information on “the assets in the trust fund, including a description of the pool of mortgage loans or mortgaged-backed securities.” (emphasis added)  It appears, however, that neither the form of prospectus supplement nor base prospectus includes additional disclosure regarding mortgage-backed securities as a pool asset.  Therefore, please delete this reference or revise to include the relevant disclosure.

Katherine Hsu
April 30, 2012

The Staff’s requested change has been made. See page 4 of the Base Prospectus.

Credit Enhancement, page 36

Certificate Guarantee Insurance, page 38

4.
You state that certificate guarantee insurance may be provided with respect to a series of certificates in order to guarantee timely distribution of interest and principal to the extent set forth in or determined in the manner specified in a prospectus supplement.  Please revise to also note that the addition of a guarantee of a security would require registration under the Securities Act of 1933 or an exemption therefrom or advise.

The Staff’s requested change has been made. See page 38 of the Base Prospectus.

If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna H. Glick, Esq.
Anna H. Glick, Esq.

cc.       Larry Kravetz
    Daniel Vinson
    (Barclays Commercial Mortgage Securities LLC)